# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MAG Silver Corp., CIK 0001230992
CUSIP: 55903Q104
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: Suite 801, 815 West Hastings Street, Vancouver, British Columbia Canada (A1), V6C 1B4
Date of event which requires filing of this statement: 05/12/2025
Amends the filing with accession number 0000950134-08-017470
Filed by CIK 0001446732
Persons authorized to receive notices and communications: Gustavo Alarcon, Calzada Legaria, No.549, Torre 2, Piso11, Colonia10 deabril Alcaldia MiguelHidalgo, Ciudad de Mexico, Mexico (O5), 11250, (52 55) 5279-3200

## Reporting persons
- Fresnillo plc (CIK 0001446732): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: working capital (WC); sole voting power 0; shared voting power 896,760; sole dispositive power 0; shared dispositive power 896,760; aggregate amount beneficially owned 896,760 (0.9% of the class)
- Industrias Penoles, S.A.B. de C.V. (CIK 0001435970): type of reporting person: corporation (CO); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 621,577; shared voting power 1,753,276; sole dispositive power 621,577; shared dispositive power 1,753,276; aggregate amount beneficially owned 2,374,853 (2.3% of the class)
- Minas Penoles, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 856,516; sole dispositive power 0; shared dispositive power 856,516; aggregate amount beneficially owned 856,516 (0.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: MAG Silver Corp.
Address of issuer's principal executive offices: Suite 801, 815 West Hastings Street, Vancouver, British Columbia Canada (A1), V6C 1B4
Comment: This Amendment No. 4 (this "Amendment") amends and supplements the Schedule 13D that was originally filed by the Reporting Persons with the Securities and Exchange Commission on October 2, 2008 and subsequently amended on October 9, 2008, December 2, 2008 and June 23, 2009 (as so amended prior to the date hereof, the "Original Schedule 13D"). Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Original Schedule 13D. This Amendment relates to common shares without par value (the "Shares"), of MAG Silver Corp., a British Columbia company (the "Issuer"), whose principal executive offices are located at Suite 801, 815 West Hastings Street Vancouver, BC, Canada, V6C 1B4.

## Item 2. Identity and Background
Name of person filing:
This Amendment is filed by (i) Fresnillo plc, a United Kingdom public limited company ("Fresnillo"), (ii) Industrias Penoles, S.A.B. de C.V., a corporation organized under the laws of Mexico ("IPSA"), and (iii) Minas Penoles, S.A. de C.V., a corporation organized under the laws of Mexico ("Minas") (together with Fresnillo and IPSA, the "Reporting Persons").

IPSA is a corporation organized under the laws of Mexico whose shares are traded on the Mexican Stock Exchange. IPSA is the beneficial owner of approximately 74.99% of the outstanding ordinary shares of Fresnillo. Fresnillo is a public limited company organized under the laws of the United Kingdom whose shares are traded on the London Stock Exchange. IPSA is the sole shareholder of Minas. Accordingly, the Reporting Persons are hereby jointly filing this Schedule 13D.

Mr. Bailleres died on February 2, 2022 and no longer holds shared voting and dispositive power over the Shares. As a result, Mr. Bailleres is no longer a Reporting Person.
Residence or business address: The business address of the principal office of the Reporting Persons is Calzada Legaria 549 torre 2, piso 11, Col. 10 de Abril, Alcaldia Miguel Hidalgo, C.P. 11250 Ciudad de Mexico, Mexico.
Present principal occupation or employment: The principal business of Fresnillo is to act as a holding company of shares of companies engaged in the precious metals industry. The principal business of IPSA is to act as a holding company of shares of companies engaged in the metals and inorganic chemicals industry. The principal business of Minas is to act as a subsidiary holding company of shares of companies engaged in the base (non-precious) metals industry.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Fresnillo is organized under the laws of the United Kingdom. IPSA and Minas are organized under the laws of United Mexican States (Mexico).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented with the following: The Reporting Persons sold an aggregate of 7,371,340 Shares between May 12, 2025, and June 2, 2025, such sales having exceeded 1% of the total outstanding Shares on May 12, 2025.

The Reporting Persons are holding the Shares for investment purposes and intend to continue to evaluate their investment and the Issuer on an ongoing basis. The Reporting Persons intend to take such actions with respect to their investment and the Issuer as they deem appropriate, which actions may include, without limitation, the disposition of all or any portion of the Shares they beneficially own through open market transactions, block trades, privately negotiated transactions or otherwise, or the pursuit of such other actions with respect to the investment in Shares and the Issuer as they deem appropriate, subject to any restrictions and other requirements under applicable laws and regulations.

The Reporting Persons may further consider their options in relation to the Shares. On the date hereof, the Reporting Persons have not determined any specific course of action which they may ultimately take. Any future actions with regard to their investment in Shares and the Issuer will be dependent on their evaluation of market conditions, current and anticipated future trading prices of the shares, the financial condition, results of operations and prospects of the Issuer, general economic and industry conditions, and other factors that the Reporting Persons may deem relevant. The Reporting Persons retain the right to determine in the future whether to adopt any plans or proposals with respect to the Share investment or the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth in Items 2 and 4 of this Amendment and the cover pages of this Amendment is hereby incorporated by reference into this Item 5.

Items 7 through 11 and 13 of each of the cover pages of this Amendment are incorporated herein by reference.

As of the date of this Amendment, the Reporting Persons beneficially own an aggregate of 2,374,853 Shares, which represents approximately 2.3% of the outstanding Shares (based on the number of Shares outstanding as contained in the Issuer's most recently available filing with the Securities and Exchange Commission).
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Amendment, the Reporting Persons beneficially own an aggregate of 2,374,853 Shares, which represents approximately 2.3% of the outstanding Shares (based on the number of Shares outstanding as contained in the Issuer's most recently available filing with the Securities and Exchange Commission).
Transactions in the class effected during the past sixty days:
Fresnillo disposed of 7,171,340 Shares of the Issuer in the open market as detailed below:

From May 12, 2025 through June 2, 2025, Fresnillo disposed of 7,171,340 Shares of the Issuer in the open market, representing shares held by the Fresnillo. Detail of these open market transactions are as follows:

Trade Date Buy/Sell Shares Price
05/12/2025 Sell 2,237,339 CAD$25.2839
05/13/2025 Sell 4,334,001 CAD$25.2281
05/20/2025 Sell 300,000 CAD$25.4572
05/27/2025 Sell 100,000 CAD$25.7491
05/28/2025 Sell 1,710 CAD$25.9972
05/29/2025 Sell 98,290 CAD$25.9981
06/02/2025 Sell 100,000 CAD$27.1405

From May 27, 2025 through June 2, 2025, Minas disposed of 200,000 Shares of the Issuer in the open market as detailed below:

Trade Date Buy/Sell Shares Price
05/27/2025 Sell 50,000 CAD$25.7338
05/28/2025 Sell 50,000 CAD$25.9021
06/02/2025 Sell 100,000 CAD$26.9156
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of May 14, 2025, as described in this Item 5, Item 2 and Item 4 above, each of the Reporting Persons has ceased to be the beneficial owner of more than 5% of the Issuer's Shares. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for each of the Reporting Persons and the Reporting Persons as a group.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Statement (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D filed with the Commission on October 2, 2008).

## Signatures
- Fresnillo plc: /s/ Gustavo Alarcon, Gustavo Alarcon / General Counsel (06/02/2025)
- Industrias Penoles, S.A.B. de C.V.: /s/ Mauricio I. Garcia Torres, Chief Financial Officer / Mauricio I. Garcia Torres (06/02/2025)
- Minas Penoles, S.A. de C.V.: /s/ Mauricio I. Garcia Torres, Chief Financial Officer / Mauricio I. Garcia Torres (06/02/2025)